[Reference Translation]

May 21, 2010

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION Name and Title of Representative: Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person: Naoki Kojima, General Manager, Accounting Division (Telephone Number: 0565-28-2121)

TOYOTA MOTOR CORP. TO COOPERATE WITH TESLA MOTORS, INC. ON ELECTRIC VEHICLES

Toyota Motor Corporation hereby notifies that it and Tesla Motors, Inc. came to a basic agreement on May 21, 2010 to cooperate on the development of electric vehicles, parts, and production system and engineering support. Please see the attached press release for the details regarding the above.

May 21, 2010
Tesla Motors, Inc.
Toyota Motor Corporation

Tesla Motors and Toyota Motor Corporation Intend to Work
Jointly on EV Development, TMC to Invest in Tesla

Palo Alto, California, U.S.A. — TESLA MOTORS, INC. (Tesla) and TOYOTA MOTOR CORPORATION (TMC) today announced that they intend to cooperate on the development of electric vehicles, parts, and production system and engineering support.

The two companies intend to form a team of specialists to further those efforts. TMC has agreed to purchase $50 million of Tesla’s common stock issued in a private placement to close immediately subsequent to the closing of Tesla’s currently planned initial public offering.

“I sensed the great potential of Tesla’s technology and was impressed by its dedication to monozukuri (Toyota’s approach to manufacturing),” said TMC President Akio Toyoda. “Through this partnership, by working together with a venture business such as Tesla, Toyota would like to learn from the challenging spirit, quick decision-making, and flexibility that Tesla has. Decades ago, Toyota was also born as a venture business.  By partnering with Tesla, my hope is that all Toyota employees will recall that ‘venture business spirit,’ and take on the challenges of the future.”

“Toyota is a company founded on innovation, quality, and commitment to sustainable mobility. It is an honor and a powerful endorsement of our technology that Toyota would choose to invest in and partner with Tesla,” said Tesla CEO and cofounder Elon Musk. “We look forward to learning and benefiting from Toyota’s legendary engineering, manufacturing, and production expertise.”

TMC has, since its foundation in 1937, operated under the philosophy of “contributing to the society through the manufacture of automobiles,” and made cars that satisfy its many customers around the world. TMC introduced the first-generation Prius hybrid vehicle in 1997, and produced approximately 2.5 million hybrids in the twelve years since. Late last year, TMC started lease of Prius Plug-in Hybrids, which can be charged using an external power source such as a household electric outlet. The company also plans to introduce EVs into the market by 2012.

Tesla’s goal is to produce increasingly affordable electric cars to mainstream buyers – relentlessly driving down the cost of EVs. Palo Alto, CA-based Tesla has delivered more than 1000 Roadsters to customers in North America, Europe and Asia. Tesla designs and manufactures EVs and EV powertrain components. It is currently the only automaker in the U.S. that builds and sells highway-capable EVs in serial production. The Tesla Roadster accelerates faster than most sports cars yet produces no emissions. Tesla service rangers make house calls to service Roadsters.

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